Amesite, Inc.

607 Shelby Street, Suite 700 PMB 214

Detroit, MI 48226

October 13, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Matthew Crispino

Re:	Amesite, Inc.
Registration Statement on Form S-1
August 16, 2021
Amendment No. 1 to Registration Statement on Form S-1
Filed October 12, 2021
File No. 333-258857

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Amesite, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Standard Time, on Friday October 15, 2021, or as soon thereafter as possible.

Please notify Sean F. Reid of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 896-0610 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

AMESITE, INC.

By:	/s/ Ann Marie Sastry
Name:	Ann Marie Sastry, Ph.D.
Title:	Chief Executive Officer